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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   February 2009

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Interim Financial Statements: Three Months Ended December 31, 2008
    Form 52-109F2: CEO Certification of Interim Filings
    Form 52-109F2: CFO Certification of Interim Filings
    Financial Statements: Management's Discussion/Analysis

2. Certificate of Name Change, dated February 25, 2009

3. Change of Status Report: Section 11.2 of National Instrument 51-102

4. Press Release: March 2, 2009
    Material Change Report: March 2, 2009

Indicate by check mark whether the Registrant files annual reports under cover of
Form 20-F or Form 40-F.
                        Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                        Yes ___   No <u>xxx</u>

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)

Interim Consolidated Financial Statements
For the three-months ended December 31, 2008 and 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Contents

Management's Responsibility for Financial Reporting

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3) (a), we report that the accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

The consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual and interim consolidated financial statements prior to their submission to the Board of Directors for approval.

"Gary Freeman" (signed)

Gary Freeman
President

March 2, 2009

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Balance Sheets

	December 31 2008	September 30 2008
	(Unaudited)	
Assets		
Current		
Cash and cash equivalents (note 3)	$ 6,460,141	$ 18,049,781
Short-term investments (note 3)	10,000,000	-
Amounts receivable	564,934	718,570
Due from related parties (note 9)	4,830	4,830
Prepaid expenses and deposits	110,335	208,685
Total current assets	17,140,241	18,981,866
Equipment (note 5)	52,482	40,769
Mineral properties (note 6)	13,584,547	10,759,924
Total assets	$ 30,777,270	$ 29,782,559
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 152,877	$ 197,027
Due to related parties (note 9)	-	1,514
Total current liabilities	152,877	198,541
Future income tax liability (note 8)	60,104	65,570
Total liabilities	212,981	264,111
Shareholders' Equity		
Share capital (note 7)	59,031,097	57,856,097
Contributed surplus	6,959,429	6,010,303
Deficit accumulated in the exploration stage	(35,426,236)	(34,347,952)
Total shareholders' equity	30,564,290	29,518,448
Total liabilities and shareholders' equity	$ 30,777,270	$ 29,782,559

Nature of operations (note 1)
Commitments (notes 6 and 12)
Subsequent events (note 13)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)   *"Gary Freeman" (signed)*
_____   _____

Chris Theodoropoulos, Director   Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Operations

For the three-months ended December 31

(unaudited)		**2008**		2007
Expenses				
Stock-based compensation (note 7(g)(i))	$	**949,127**	$	2,196,368
Salaries		**84,781**		30,420
Consultants (note 9(b))		**312,622**		92,863
Legal and audit		**23,531**		53,669
Office and administration		**61,481**		156,388
Investor relations and promotion		**37,815**		82,722
Travel		**53,442**		73,511
Transfer agent, listing and filing fees		**4,971**		16,004
Property costs		**5,944**		-
Interest and financing costs		**340**		8,517
Amortization		**2,949**		-
Total expenses		**(1,537,003)**		(2,710,462)
Other income (expenses)				
Investment and other income		**42,826**		164,077
Foreign exchange gain (loss)		**415,893**		(59,181)
Write down of mineral properties (note 6(b))		**-**		(10,743)
Total other income (expenses)		**458,719**		94,153
Net loss and comprehensive loss for the period	$	**(1,078,284)**	$	(2,616,309)
Loss per share, basic	$	**(0.03)**	$	(0.07)
Weighted average number of common shares outstanding		42,115,765		35,870,944

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(unaudited)

	Share Capital		Contributed Surplus	Deficit accumulated in the exploration stage	Total Shareholders' Equity
	Shares	Amount			
Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ (26,556,128)	$ 13,559,682
Common shares issued during the year					
For cash					
Private placements net of share issue costs (note 7(c)(i))	5,950,300	16,816,005	-	-	16,816,005
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
Shares issued for mineral property (note 7(c)(ii))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Fair value of warrants issued as finders' fees	-	-	240,851	-	240,851
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)
Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448
Balance, September 30, 2008	41,382,069	$ 57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448
Shares issued during the year					
Issued in relation to acquisition of subsidiary (note6(c))	2,500,000	1,175,000	-	-	1,175,000
Stock-based compensation for the year (note 7(g))	-	-	949,126	-	949,126
Net loss for the period	-	-	-	(1,078,284)	(1,078,284)
Balance, December 31, 2008	43,882,069	$59,031,097	$6,959,429	$ (35,426,236)	$ 30,564,290

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
 (An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the three months ended December 31 (unaudited)	**2008**	2007
Operating activities		
Net loss for the period	**$ (1,078,284)**	$ (2,616,309)
Adjustments to reconcile net loss to cash used in operating activities:		
Amortization	**2,949**	-
Stock-based compensation	**949,127**	2,196,368
Write down of mineral properties	**-**	10,743
Future income tax expense	**(5,466)**	-
Changes in operating assets and liabilities:		
Amounts receivable	**153,636**	(561,706)
Prepaid expenses and deposits	**98,348**	(11,206)
Accounts payable and accrued liabilities	**(44,150)**	(231,124)
Cash used in operating activities	**76,160**	(1,213,234)
Investing activities		
Expenditures on equipment	**(14,662)**	-
Expenditures and advances on mineral properties	**(1,649,623)**	(1,913,011)
Purchase of short-term investments	**(10,000,000)**	-
Cash used in investing activities	**(11,664,285)**	(1,913,011)
Financing activities		
Net proceeds from issuance of common shares	**-**	17,528,254
Due from/to related parties	**(1,514)**	16,406
Cash provided by financing activities	**(1,514)**	17,544,660
Increase (Decrease) in cash and cash equivalents	**(11,589,639)**	14,418,415
Cash and cash equivalents, beginning of period	**18,049,781**	10,122,241
Cash and cash equivalents, end of period	**$ 6,460,141**	$ 24,540,656
Cash and cash equivalents, consists of:		
Cash	$ 6,460,141	$ 585,440
Cash equivalents	-	23,955,216
Cash and cash equivalents, end of period	$ 6,460,141	$ 24,540,656

Supplemental disclosure with respect to cash flows (note 10).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

For the three months ended December 31, 2008 and 2007

1. NATURE OF OPERATIONS

The Company is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.

The Company reported a net loss of $1,078,284 (2007 - $2,616,309) for the three months ended December 31, 2008 and has an accumulated deficit of $35,426,236 as at December 31, 2008 (2007 - $29,172,437). As at December 31, 2008, the Company had $16,987,364 (2007 – $24,731,494) in working capital available to meet its liabilities as they become due and continue exploring and developing its mineral properties in the next year. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars, which is the Company's functional currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla") and Pediment Exploration Mexico, S. de C.V. ("Pediment Mexico"). All significant intercompany transactions and balances have been eliminated on consolidation.

(b) Adoption of new accounting standards

Effective October 1, 2007, the Company adopted the following standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

(i) Capital Disclosures (Section 1535)

Section 1535 specifies the disclosure of: (i) an entity's objectives, policies and procedures for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and, (iv) if it has not complied, the consequences of such non-compliance.

As a result of the adoption of this standard, additional disclosure on the Company's capital management strategy have been included in note 4.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)   Adoption of new accounting standards (continued)

(ii)   Financial Instruments – Disclosures (Section 3862) and Financial Instruments – Presentation (Section 3863).

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising its disclosure requirements, and carrying forward its presentation requirements. These new sections place increased emphasis on disclosures about the nature of and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosures that enable users to evaluate: (i) the significance of financial instruments for the entity's financial position and performance; and, (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

As a result of the adoption of these standards, additional disclosures on the risks of certain financial instruments have been included in note 3.

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants ("CICA") Handbook:

(i)   Amendments to Section 1400 – Going Concern

CICA Section 1400, *General Standards of Financial Statement Presentation*, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.

(c)   Cash and cash equivalents

Cash and cash equivalents is comprised of cash and highly liquid temporary investments maturing within ninety days from the original dates of acquisition and can be converted to known amounts of cash at anytime, and are held by a Canadian chartered bank. At December 31, 2008, cash and cash equivalents consists entirely of cash held at a Canadian financial institution.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   Accounts receivable

The Company's accounts receivable consists of GST receivable from the Federal Government of Canada and the equivalent value added tax (I.V.A.) from the governmental agency within Mexico.

(e)   Short-term investments

Short-term investments is comprised of temporary investments with maturity dates of greater than ninety days and less than one year from the original date of acquisition. Short-term investments are held with a Canadian financial institution and are made in accordance with the Company's investment policy. Included in short-term investments at December 31, 2008 are temporary investments earning interest between 2.90% and 3.30% that mature on December 10, 2009.

(f)   Equipment

Equipment is recorded at cost and amortized using a declining-balance method at rates varying from 20% to 30% annually.

(g)   Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees, and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(i)   Loss per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)   Financial instruments and comprehensive income

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale, or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Comprehensive income or loss is defined as the change in equity from transactions and other events from sources other than the Company's shareholders. Other comprehensive income or loss refers to items recognized in comprehensive income or loss that are excluded from operations calculated in accordance with Canadian GAAP.

The Company has no items of other comprehensive income in any period presented. Therefore, net loss as presented in the Company's statements of operations equals comprehensive loss.

(k)   Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the period in which a decision to discontinue the project is made.

All deferred mineral property expenditures are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Mineral properties (continued)

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or option of the Company's property is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates for amortization of equipment, the recoverability of mineral property interests, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)   Foreign currency translation

The functional currency of the Company is the Canadian dollar. Integrated foreign operations are translated using the temporal method. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

(l)   Asset retirement obligations

The Company's proposed mining and exploration activities are subject to various laws and regulations for federal and regional jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures that comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction, and normal operation of mining properties, plant and equipment.

The Company recognizes an estimate of the liability associated with an asset retirement obligation ("ARO") in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these financial statements.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)   Future changes in accounting policies

(ii)   International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to the Company's fiscal years beginning on or after October 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classified its cash and cash equivalents as held-for-trading; amounts receivable, deposits, and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties are amounts agreed too amongst the related parties and approximate their fair values.

For the three months ended December 31, 2008 and 2007

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a) Credit risk

The Company manages credit risk, in respect of cash and cash equivalents and short-term investments, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company's investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

Concentration of credit risk exists with respect to the Company's cash and cash equivalents and short-term investments as all amounts are held with major Canadian financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

December 31	2008	2007
Cash and cash equivalents		
Guaranteed investment certificates	$ -	$ 23,955,216
Bank accounts	6,460,141	585,440
	6,640,141	24,540,656
Short-term investments		
Guaranteed investment certificates	10,000,000	-
Total	**$ 16,640,141**	**$ 24,540,656**

The credit risk associated with cash and cash equivalents and short-term investments is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.

The Company has no asset backed securities.

(b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company's approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains sufficient cash and cash equivalents at December 31, 2008 in the amount of $6,460,141 in order to meet short-term business requirements. At December 31, 2008 the Company had accounts payable and accrued liabilities of $152,877 (2007 - $751,027).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

3. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i) Interest rate risk

The Company's cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended December 31, 2008 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at December 31, 2008, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexico peso of 11% and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
CDN $: MXN peso exchange rate variance	11%
Net loss and comprehensive loss	$ 227,092

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

4. **CAPITAL MANAGEMENT**

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral properties and, therefore does not generate cash flows from operations. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as shareholders' equity. Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments, and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company's short term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company believes that it has sufficient funds and additional receivables to fund its working capital for the next two years.

There have been no changes to the Company's approach to capital management during the year.

5. **EQUIPMENT**

	December 31, 2008			September 30, 2008		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 30,516	$ 14,205	$ 16,311	$ 37,179	$ 11,908	$ 25,271
Office furniture	28,370	7,676	20,693	21,707	6,209	15,498
Equipment	15,162	316	15,478	-	-	-
	$ 74,047	$ 22,198	$ 52,482	$ 58,886	$ 18,117	$ 40,769

For the three months ended December 31, 2008 and 2007

6.   **MINERAL PROPERTIES**

(a)   Capitalized mineral property expenditures are as follows:

	San Antonio Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2007	$ 1,938,735	$ -	$ 1,446,356	$ 3,385,091
Option payments Received	-	-	(226,649)	(226,649)
Acquisition costs	-	997,095	-	997,095
Deferred exploration costs				
Mining concessions	-	-	-	-
Geological services	114,052	75,860	43,199	233,111
Tax on surface	-	-	6,086	6,086
Drilling, sampling and testing	1,157,860	41,118	213,543	1,412,521
Technical assistance	-	-	29,863	29,863
Leasing	8,361	4,006	2,518	14,885
Salaries and fees	-	-	-	-
Miscellaneous	25,955	25,695	13,589	65,239
Total deferred exploration costs for the year	1,306,228	146,679	308,798	1,761,705
Total acquisition and exploration costs for the year	1,306,228	1,143,774	82,149	2,532,151
Mineral properties balance before write down	3,244,963	1,143,774	1,528,505	5,917,242
Write down of mineral properties	-	-	(10,743)	(10,743)
Balance December 31, 2007	$ **3,244,963**	$ **1,143,774**	$ **1,517,762**	$ **5,906,499**

For the three months ended December 31, 2008 and 2007

6. MINERAL PROPERTIES (Continued)

(a)   Capitalized mineral property expenditures (continued):

	San Antonio Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2008	$ 8,044,957	$ 2,714,963	$ 4	$ 10,759,924
Acquisition costs	1,175,000	1,361,520	-	2,536,520
Deferred exploration costs				
Mining concessions	14,718	-	-	14,718
Geological services	122,104	53,900	-	176,004
Tax on surface	-	-		
Drilling, sampling, and testing	18,820	-	-	18,820
Technical assistance	1,034	190	-	1,224
Leasing	-	3,033	-	3,033
Salaries and fees	-	-	-	-
Miscellaneous	62,358	11,946	-	74,304
Total deferred exploration costs for the period	219,034	69,069	-	288,103
Total acquisition and exploration costs for the period	1,394,034	1,430,589	-	2,824,623
Balance, December 31, 2008	**$ 9,438,991**	**$ 4,145,552**	**$ 4**	**$ 13,584,547**

6.   MINERAL PROPERTIES (Continued)

(b)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)   San Antonio Project (Las Colinas)

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico. The concessions are held 100% by Pitalla and are in good standing.

During 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and the issuance of 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and subject to a variable 1% to 3% net smelter royalty.

On December 4, 2008 the Company issued 2,500,000 common shares valued at $0.47 for a total value of $1,175,000 relating to the acquisition of Pitalla, which was allocated to San Antonio acquisition costs (note 6(c)).

(ii)   La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1million ($1,085,518 – paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement dated October 22, 2007 and entered into a revised purchase agreement and option to purchase agreement in regards to the La Colorada Project.

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined. The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000 ($367,380).

6.   MINERAL PROPERTIES (Continued)

    (b)   (continued)

        (ii)   La Colorada Project (continued)

The option to purchase agreement grants the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

On February 12, 2008, the Company entered into an option agreement whereby they acquired the right to purchase three additional mineral concessions totalling 852 hectares for a total price of US$800,000 ($102,491 paid). The remaining US$700,000 is due as follows:

        US$100,000 – February 12, 2009
        US$100,000 – February 12, 2010
        US$160,000 – February 12, 2011
        US$160,000 – February 12, 2012
        US$180,000 – February 12, 2013

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid).

        (iii)   Caborca Project

During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement. The Company has no further plans for exploration and, accordingly, wrote down the carrying value to $1 as at September 30, 2008.

        (iv)   Texson Project

The Company has no further plans for exploration and, accordingly, wrote down the carrying value to $1 as at September 30, 2008.

        (v)   Daniel Project

The Company has no further plans for exploration and, accordingly, wrote down the carrying value to $1 as at September 30, 2008.

6.   **MINERAL PROPERTIES** (Continued)

(vi)   Other Projects

a.   Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico. The concessions are held 100% by Pitalla and are in good standing.

b.   Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico. The concessions are 100% held by Pitalla and are in good standing.

c.   Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing. The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

d.   Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico.

e.   La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

f.   Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007.The concession is held 100% by Pitalla and is in good standing.

6.   **MINERAL PROPERTIES** (Continued)

(b)   (continued)

(vii)   Other Projects (continued)

g.   El Caribe Project

The El Caribe Project consists of a single concession, which was staked by the Company in September 2007. The concession is held 100% by Pitalla and is in good standing.

h.   Pitalla 3

Pitalla 3 consists of one concession. The concession constitutes 95% of the total project, is held 100% by Pediment Mexico and is in good standing.

The Company has no further plans for exploration on the above projects and, accordingly, wrote down the carrying value to $1 as at September 30, 2008.

(c)   On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder's fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property. On December 4, 2008 the Company issued the 2,500,000 common shares valued at $0.47 for a total value of $1,175,000, which was allocated to acquisition costs relating to the San Antonio project.

6.   MINERAL PROPERTIES (Continued)

(c)   (continued)

This acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash and cash equivalents	$ 9,778
Accounts receivable	15,340
Mineral interests	410,841
Due to related parties	(43,402)
Accounts payable	(202)
	392,355
Issuance of common shares	(405,000)
Allocated to deficit	$ (12,645)

Pitalla holds interests in mineral concessions as described in note 6(b).

(d)   Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

(e)   Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

6.   **MINERAL PROPERTIES** (Continued)

(f)   Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.   **SHARE CAPITAL**

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

As at December 31, 2008, there are no common shares held in escrow (2007 – 1,311,779).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow. Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

7. **SHARE CAPITAL** (Continued)

(c)   Private placements and shares issued for property (continued)

(i)   On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder's fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder's warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(ii)   During the year ended September 30, 2008, a total of 25,000 common shares were issued to acquire mineral property data relating to one of the Company's mineral concessions. The fair value of these shares based upon their market value at the time of issue was $71,500.

7.   SHARE CAPITAL (Continued)

(d)   Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of five years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

As of March 2, 2008, the Company's shares delisted from the TSX Venture Exchange and are now trading on the Toronto Stock Exchange. As such, the Company is reviewing its current stock option plan and will amend the plan accordingly to comply with the requirements of the Toronto Stock Exchange.

A summary of the status of the Company's outstanding and exercisable stock options at December 31, 2008 and 2007 and changes during the years then ended is as follows:

	Outstanding	Exercisable		Weighted Average Exercise Price
Balance, September 30, 2007	2,500,000	1,795,000	$	0.72
Exercised	(493,750)	(493,750)	$	0.61
Vested in quarter	-	185,000	$	0.80
Forfeited	-	-	$	-
Granted	1,240,000	940,000	$	2.64
Balance, December 31, 2007	3,246,250	2,426,250	$	1.48
Balance, September 30, 2008	3,642,500	3,392,500	$	1.61
Exercised	-	-	$	
Vested in year	-	100,000	$	1.88
Cancelled / Forfeited	(1,277,000)	(1,277,000)	$	2.53
Granted	1,270,000	1,270,000	$	0.60
Balance, December 31, 2008	3,635,000	3,485,500	$	0.93

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

7. **SHARE CAPITAL** (Continued)

(d)   Stock options (continued)

The following is a summary of stock options outstanding:

Expiry Date		Exercise Price	December 31, 2008	September 30, 2008
April 4, 2009	$	0.85	80,000	80,000
February 12, 2010 *	$	0.60	87,500	150,000
July 21, 2010	$	0.50	25,000	25,000
July 21, 2010	$	0.63	290,000	290,000
April 25, 2011	$	0.80	415,000	415,000
August 2, 2011	$	0.55	230,000	230,000
February 12, 2012	$	0.60	50,000	50,000
March 23, 2012	$	0.73	37,500	37,500
April 27, 2012	$	0.78	50,000	50,000
October 25, 2012 **	$	1.88	-	400,000
November 16, 2012 ***	$	3.00	-	815,000
June 17, 2013	$	1.60	1,100,000	1,100,000
December 12, 2013	$	0.60	1,270,000	-
			3,635,000	3,642,500

* On December 29, 2008, 62,500 of these options were forfeited.

** These stock options were cancelled on December 12, 2009.

*** On November 26, 2008, 70,000 of these stock options were forfeited; the remaining 745,000 were subsequently cancelled on December 12, 2008.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

For the three months ended December 31, 2008 and 2007

7.   SHARE CAPITAL (Continued)

(e)   Warrants

At December 31, 2008, the Company has outstanding warrants to purchase an aggregate 5,166,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at December 31, 2008
$ 1.05	November 2, 2008	232,000	-	-	(232,000)	-
$ 2.00	February 21, 2009*	1,798,059	-	-	-	1,798,059
$ 2.05	February 21, 2009*	131,174	-	-	-	131,174
$ 3.75	June 3, 2009	2,975,150	-	-	-	2,975,150
$ 3.80	June 3, 2009	261,965	-	-	-	261,965
		5,398,348	-	-	(232,000)	5,166,348

* These warrants expired unexercised subsequent to December 31, 2008.

At December 31, 2007, the Company has outstanding warrants to purchase an aggregate 6,401,565 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at December 31, 2007
$ 1.00	September 30, 2008	715,834	-	(145,843)	-	570,000
$ 1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$ 2.00	February 21, 2009	2,055,250	-	-	-	2,055,250
$ 2.05	February 21, 2009	307,200	-	-	-	307,200
$ 3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$ 3.80	June 3, 2009	-	261,965	-	-	261,965
		3,335,284	3,237,115	(170,834)	-	6,401,565

7. **SHARE CAPITAL** (Continued)

(f) Shares reserved for issuance at December 31, 2008 and 2007

	2008	2007
Outstanding at December 31	43,822,069	40,253,019
Stock options (note 7(d))	3,635,000	3,246,250
Warrants (note 7(e))	5,166,348	6,401,565
Fully diluted at December 31	52,623,417	49,900,834

(g) Option compensation

(i) The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2008	2007
Salaries – Employees/Directors	$ 795,259	$ 2,171,128
Consultants	153,868	25,240
	$ 949,127	$ 2,196,368

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Risk-free interest rate	2.15%	3.90%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	101.66%	78.99%
Expected option life in years	5.00	5.00

7. SHARE CAPITAL (Continued)

(g) Option compensation (continued)

(ii) The fair value of warrants issued as finder's fees in the amount of $nil (2007 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Risk-free interest rate	-	3.98%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	75.0%
Expected option life in years	-	1.5

8. INCOME TAXES

At the last fiscal year end, the Company has approximate non-capital losses of $16,365,000 in Canada and Mexico that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada	Mexico	Total
2009	$ 660,000	$ -	$ 660,000
2010	85,000	-	85,000
2012	-	66,000	66,000
2013	-	40,000	40,000
2014	-	29,000	29,000
2015	585,000	27,000	612,000
2016	-	106,000	106,000
2017	-	5,147,000	5,147,000
2018	-	6,221,000	6,221,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000
2028	972,000	-	972,000
	$ 4,729,000	$ 11,636,000	$ 16,365,000

8.   **INCOME TAXES** (Continued)

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

The Company has a future income tax liability in the amount of $60,104, which relates to the excess of book value over tax value of certain assets within Mexico.

9.   **RELATED PARTY TRANSACTIONS**

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company's properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)   Included in total consulting fees is the amount of $133,857 (2007 - $85,686) paid/payable to directors and officers of the Company. In addition, reimbursement of expenses were paid to officers totalling $3,098 (2007 - $13,251).

(c)   Rent of $6,900 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

10.   **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

	2008	2007
Non-cash transactions for the quarters ended December 31		
Shares issued for mineral property (note 6(c))	$ 1,175,000	$ -
Other supplemental cash flow information:		
Cash paid during the year for		
Interest expense	$ 340	$ 8,517
Income tax expense	$ -	$ -

11. SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2008	2007
Capital assets (including mineral properties)		
Canada	$ 1,773,043	$ 386,788
Mexico	11,863,986	5,549,712
	$ 13,637,029	$ 5,936,500
Total assets		
Canada	$ 17,754,740	$ 24,673,001
Mexico	13,022,530	6,746,020
	$ 30,777,270	$ 31,419,021

12. COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2009	$ 37,466
2010	41,520
2011	41,520
2012	27,680
	$ 148,186

13. **SUBSEQUENT EVENTS**

In addition to those subsequent events disclosed elsewhere:

(a)   On January 5, 2009, 12,500 stock options were exercised at $0.55 per share for gross proceeds to the Company of $6,875.

(b)   On February 5, 2009. 37,500 stock options were at $0.60 per share and 12,500 stock options at $0.55 per share were exercised for gross proceeds to the Company of $29,375.

(c)   On February 21, 2009, 1,798,059 warrants with an exercise price of $2.00 and 131,174 warrants with an exercise price of $2.05 expired.

(d)   On February 25, 2008, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.

(e)   As of March 2, 2008, the Company's shares delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.

14. **COMPARATIVE FIGURES**

Certain of the prior years' comparative figures have been reclassified to conform to the current quarter's presentation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Gary Freeman, Chief Executive Officer of Pediment Exploration Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Pediment Exploration Ltd. (the "issuer") for the interim period ended December 31, 2008.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 2, 2009

"Gary Freeman"

Gary Freeman
President and Chief Executive Officer

<u>**NOTE TO READER**</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, John Seaman*,* Chief Financial Officer of Pediment Exploration Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Pediment Exploration Ltd. (the "issuer") for the interim period ended December 31, 2008.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 2, 2009

"John Seaman"

John Seaman
Chief Financial Officer

<u>NOTE TO READER</u>

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FOR THE FIRST QUARTER ENDED
DECEMBER 31, 2008**

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

1.0   INTRODUCTION

This Management's Discussion and Analysis ("MD&A") includes information from, and should be read in conjunction with, the accompanying un-audited financial statements of Pediment Gold Corp ("the Company" or "Pediment") for the three months ended December 31, 2008 and the audited financial statements for the year ended September 30, 2008. The Company reports its financial position, results of operations and cash flows in accordance with the Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. This MD&A was prepared with information available as of March 2, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0   FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always. Identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "designed", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct. The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0   DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold resources in Mexico. While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development. The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors for advancing the Company's projects to production are dependant on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico. Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on April 4, 2008, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

4.0 OVERALL PERFORMANCE

During the quarter ended December 31, 2008 the Company expended $2,824,623 developing its previously held exploration projects. The total expenditures include cash costs of $1,649,623 and $1,1750,000 in share issuance costs that relates the issuance of 2,500,000 shares with a fair market value of $0.47.

Mineral property acquisition costs totaled $2,536,520, including cash cost of $1,361,520 for La Colorada and the issuance of 2,500,000 common shares with a fair value of $1,175,000for San Antonio.

Acquisition costs relating to La Colorada represents the final option payment the Company incurred as a result of acquiring 100% of the project.

Acquisition costs associated with the San Antonio project relates to the September 29, 2005 agreement where by the Company acquired 100% of the shares in Compania Minera Pitalla, S.A. de C.V. As part of the acquisition, 2,500,000 common shares would be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property. On December 4, 2008, the Company issued 2,500,000 shares at a deemed price of $0.47 per share for a total value of $1,175,000.

During the quarter ended December 31, 2008, the Company incurred $288,103 in exploration expenditures on its San Antonio and La Colorada projects and is it continues to advance these projects.

As at December 31, 2008, the Company had consolidated working capital of $16,927,260. For fiscal 2009, the Company has allocated $4.5 million to cover its operating expenses and to advance its San Antonio and La Colorada projects. The Company has sufficient working capital to fund its 2009 operating and development expenditures and to continue its operations through fiscal 2010.

5.0 PROJECT UPDATES

San Antonio Project

During the fiscal year ended September 30, 2008, the Company completed a drill program at the San Antonio project. In total, the Company completed 31,404 metres drilled at Los Planes, of which 28,759 were reverse-circulation and 2,644 were core. Other targets drilled at San Antonio included:

- 1,436 metres of core drilling and 306 metres of reverse-circulation at Las Colinas (to test mineralization up-dip)

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

- 950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)
- 984 metres of reverse-circulation drilling between Las Colinas and Los Planes, and
- 1,371 metres of diamond drilling at the Fandango-La Virgen areas

.
The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR July, 15 2008. The following highlights are extracted from the report.

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes ("Planes") and Las Colinas ("Colinas") zones on Pediment's San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

Table 1.1

DEPOSIT	CUT-OF GRADE g/t Au	ROCK GROUP[4]	TONNES T x 10^6	GRADE g/t Au	AU PRODUCT Ounces x 10^6
LOS PLANES	0.4 g/t Au	Oxidized	10.54	1.18	0.40
	0.4g/tAu	Sulphide	20.04	1.4	0.90
		Total	30.58	1.32	1.30
LAS COLINAS	0.4 g/t Au	Oxidized	0.37	0.92	0.01
	0.4g/tAu	Sulphide	5.25	0.83	0.14
		Total	5.62	0.83	0.15

San Antonio Project
Inferred Mineral Resource Estimate @ December 31,2007[1,2,3]

1. It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.
2. Mineral Resources which are not mineral reserves do not have demonstrated economic viability.
3. Numbers may not add up, due to rounding.
4. Oxidized' refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

The resource calculation study was done with all assay data available up to Pediment's hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time. Pediment has now completed an additional 16,699 metres of drilling at San Antonio after the data used for the 43-101 report and therefore the resource is planned to be updated.

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. Samples were of unprocessed RC drill cuttings of up to 3/8 inch size. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

The company is currently planning an open pit mining and heap leaching bulk test of up to 100,000 tonnes of ore at Los Planes later in 2009. Preparations presently being performed include a new surface rights agreement, environmental permitting, water rights, mine planning, metallurgical testing and design of the bulk test. Composite samples from the Los Planes zone are currently under going metallurgical tested in long-term column leach tests.

During the year ended September 30, 2008 the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 and the issuance of 25,000 common shares (issued) of the Company.

In addition to the Triunfo Est. Properties, on July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district. The Company won the concessions by making a bid of MXN $12,615,000 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information. Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc. Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver. The historic vein resource, which is not NI 43-101 compliant, was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Humboldt-Espinocena	56,613 tons	3.0 g Au	273 g Ag
Hormiguero-La Solidad	721,934 tons	3.3 g Au	436 g Ag
Dumps measured	547,000 tons	.86 g Au	126 g Ag
Lomboyal	172,000 tons	2.8 g Au	20 g Ag

Total 112,676 oz Au, 12,944,710 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company's plan to consolidate the mining district:

1. On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. At that time the Company had an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,085,518 – paid), followed by additional payments totaling US$1,650,000 over the subsequent two-year period.

    On November 26, 2008, the company reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002.

    Under the revised agreement, the Company made one further payment of US$825,000 (Paid) for a total purchase price of US$1.925 million, granted certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000. The vendors are working on securing an adjacent concession, Sonora IV, which the Company has the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

    Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

2. On February 12, 2008, Pediment obtained from Minera Recami, an option to acquire three additional mineral concessions totaling 852 hectares for a total price of US$800,000.00 ($102,491– paid). The three additional concessions cover part of the Creston pit and possible vein extension. The remaining US$700,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013.

3. On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately $109,688 (Paid). These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Report on recent exploration activities on La Colorada

During the year ended September 30, 2008, further to completing surface sampling, a 4,187-metre, reverse-circulation drill program was conducted. Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program has recently been completed. Results will be reported when they are received and compiled. Results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a district mineralization geologic model.

Data Review and Potential for La Colorada

In addition, during the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings. Pediment is also preparing the La Colorada project for a second and more extensive program of work. Details of this program are being finalized and will be announced.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.
La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces
Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces
Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.
La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.
La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.
Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.
Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Munro Legal in Sonora Mexico was contracted for a baseline study of La Colorada and advance with environmental permitting.

Caborca Project

On December 1, 2006 the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment's Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 2007 to October 2007, exploration work was carried out at the project including an induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. The exploration work failed to locate porphyry copper-gold mineralization. Inmet has since defaulted on the terms of the agreement and the Company has no current plans for further exploration on the Caborca project.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

At September 30, 2008, the Company has written off the Caborca acquisition and exploration expenditures to $1.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4,934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits. This project is located about 45 km southeast of the large La Herradura open-pit gold mine. The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid. The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths. The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

At September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Valenzuela

The Valenzuela project is a 400-hectare concession group covering numerous old underground workings in low-sulfide vein zones in Tertiary Sierra Madre volcanics. Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins. The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain. Future work will determine if the project will receive additional exploration or be joint ventured.

Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions

The Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area. These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend. In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities. Soil sampling was completed on the Glor Concession area with several low level gold anomalies located. In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

At September 30, 2008, the Company wrote down the value of the Texson project to $1. Other projects, including the Valenzuela project were also written-down to $1, as at September 30, 2008.

6.0   RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash flow.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

The Company's accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned or impaired. At that time, capitalized costs are either depleted using the unit-of-production method over the estimated life of the ore-body, following the commencement of production, or written off at the time the property is sold or abandoned.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception to its San Antonio and La Colorada projects. On a going forward basis, the Company will only capitalize expenses relating to the San Antonio and La Colorada projects; all other exploration expenses will be expensed in the periods they are incurred.

The Company currently does not have an operating or producing mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company's operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Three months ended December 31, 2008, compared to three months ended December 31, 2007

Net loss for the period ended December 31, 2008 was $1,078,285 (2007 - $2,616,309), which included $949,127 (2007 - $2,196,368) in stock-based compensation expense.

For the period ended December 31, 2008, salaries increased by $54,361 and consulting fees increased by $219,759 from the prior period. The increase in both salaries and consulting fees is a result of the Company retaining additional professionals to expand and develop its mineral projects.

Stock-based compensation was $949,127 compared to $2,196,368 in the prior period. This decrease is due to the difference in the number of options granted in the respective periods. As well, due to a change in market conditions there was a significant change from the prior period's input variables used in the calculation of stock-based compensation when compared to the current period.

Legal and audit fees decreased from the prior period which is mainly due to the Company acquiring the La Colorada project in the quarter ended December 31, 2007, which resulted in additional legal expenses being incurred compared to the current period.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

During the period ended December 31, 2008, the Company reduced its travel expenses and investor relations expenses as it adapted to current market conditions by limiting certain expenses during the period.

Investment and other income for the period ended December 31, 2008 was $42,826 (2007 - $164,077) This decrease is due to an overall decrease in the Company's cash and cash equivalents and lower interest rates in comparison to the period ended December 31, 2007.

During the period ended December 31, 2008, the Company recorded a $ 415,893 foreign exchange gain. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $13,022,530 of its $30,777.270 in total assets. With the Company incurring a majority of its' expenditures in US dollars and Mexican Pesos, it is reasonable that significant foreign exchange gains/(losses) fluctuations will occur in the Company's normal course of operations.

8.0   SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company's operations on a quarterly basis for the last eight quarters.

For the quarters ended

	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	March 31, 2008
Total revenues (Interest & other income)	42,825	147,637	154,003	213,795
(Loss) for the quarter	(1,078,285)	(2,755,407)	(2,068,651)	(351,457)
(Loss) for the quarter per share	(0.03)	(0.07)	(0.05)	(0.01)

For the quarters ended

	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007
Total revenues (Interest & other income)	164,007	123,807	5,548	34,771
(Loss) for the quarter	(2,616,309)	(1,178,222)	(564,562)	(614,344)
(Loss) for the quarter per share	(0.07)	(0.04)	(0.02)	(0.03)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company's guaranteed investment certificates earn interest.

The nature of the Company's operations has remained unchanged from prior periods. Changes in operating expenses can increase/decrease depending on the Company's level of activity. Significant variations in the loss from one period to another is mainly due to the issuance of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

9.0   LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2008, the Company had cash and cash equivalents of $6,460,141 (2007-$24,540,656) and working capital of $16,987,364 (2007 - $24,731,494).   The Company has allocated $4.5 million in fiscal year 2009 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $16,987,364, the company has sufficient capital to cover its fiscal 2009 expenditures and to continue operations through fiscal 2010.

The Company's cash and cash equivalents are short-term investments are highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company's investment policy.   The Company's cash and cash equivalents and short-term investments are comprised of the following:

	2008	2007
Cash and cash equivalents		
Guaranteed investment certificates	$ -	$ 23,955,216
Bank accounts	6,460,141	585,440
	6,460,141	24,540,656
Short-term investments		
Guaranteed investments certificates	10,000,000	-
	10,000,000	-
Total	$ 16,640,141	$ 24,540,656

For Fiscal 2009 , the Company has allocated $4.5 million to cover its operating expenses and to advance its San Antonio and La Colorada projects. Based on the Company's current financial position and its development plans for 2009, the Company is able to meet its financial obligations through 2009 and at a minimum, well into 2010.

10.0   TRANSACTIONS WITH RELATED PARTIES

(a) The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company's properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b) Consulting fees in the amount of $133,857 (2007 - $85,686) were paid/payable to officers of the Company. In addition, reimbursement of expenses were paid to officers totaling $3,098 (2007 - $13,251).

(c) Rent of $6,900 was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

11.0 OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

12.0 PROPOSED TRANSACTIONS

The Company has no proposed transactions.

13.0 RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

a) The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b) The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e) The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f) There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

g) The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

h) The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties. These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

14.0   DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

15.0   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established. Management is of the view that its current policy is appropriate for the Company at this time. Based on quarterly impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment.

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

Other significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

16.0 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

a) Accounting policies implemented effective October 1, 2008,

    i) Amendments to Section 1400 – Going Concern:

    Effective October 1, 2008, the Company has adopted the amendments to CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company is currently evaluating the impact of this new standard.

b) Accounting policies to be implemented effective January 1, 2009:

    i) Goodwill and Intangible Assets

    Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, Goodwill and Intangible Assets. This Section replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company is still evaluating the impact of this standard on its consolidated financial statements.

    ii) Inventories

    Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

the measurement and disclosure of inventories. The new standards provides more extensive guidance on the determination of cost, including allocation of overhead, which requires testing and expands disclosure requirements. The adoption of the

c) International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to the Company's fiscal years beginning on or after October 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

17.0   MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2008. Based on management's assessment and those criteria, management has concluded that the internal control over financial reporting as at September 30, 2008 was effective.

18.0   DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), by others within those entities on a timely basis so that appropriate decisions can be made regarding public

Pediment Gold Corp.
(Formerly Pediment Exploration Ltd.)
Management's Discussion and Analysis
For the quarter ended December 31, 2008

disclosure.   The CEO and CFO have evaluated the Company's disclosure controls and procedures and have concluded that they are effective as of December 31, 2008.

19.0   LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company's control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.   Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.   In summary, because off the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

20.0   DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 2, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	43,944,569
Stock options (vested and unvested)	3,572,500
Warrants	3,237,115
Fully Diluted shares outstanding	50,754,184

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

As of March 2, 2008, the Company's shares delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.



Number: BC0272413

BRITISH
COLUMBIA
The Best Place on Earth

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that PEDIMENT EXPLORATION LTD. changed its name to PEDIMENT GOLD
CORP. on February 25, 2009 at 02:12 PM Pacific Time.



Issued under my hand at Victoria, British Columbia
On February 25, 2009

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada

CHANGE OF STATUS REPORT

SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Pediment Gold Corp. (the "Company") reports that it ceased to be a "venture issuer" (as defined in National Instrument 51-102) on March 2, 2009, on which date Company's common shares commenced trading on the Toronto Stock Exchange and ceased trading on the TSX Venture Exchange.

PEDIMENT GOLD CORP.

Per: *"Dayna Caouette"*

          Dayna Caouette, Secretary



March 2nd, 2009

Pediment Gold Corp. lists on TSX

VANCOUVER, British Columbia, March 2, 2009 – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Company") is very pleased to announce that, as of Monday, March 2, 2009, its common shares have commenced trading on the Toronto Stock Exchange under the symbol, PEZ. Coincident with this change, the Company's shares have been delisted from the TSX Venture Exchange.

Pediment is a Vancouver based exploration company that is focused on advancing gold projects in north western Mexico through exploration and resource definition. Pediment is well funded with CAD$16 million of working capital and no debt. For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman
President & CEO

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2
(the "Company")

Item 2   Date of Material Change

March 2, 2009

Item 3   News Release

The news release was disseminated on March 2, 2009 by way of Marketwire and Stockwatch.

Item 4   Summary of Material Change

The Company announces its common shares have commenced trading on the Toronto Stock Exchange and have been delisted from the TSX Venture Exchange.

Item 5   Full Description of Material Change

5.1   Full Description of Material Change

Pediment Gold Corp. (the "Company") announced that, as of Monday, March 2, 2009, its common shares have commenced trading on the Toronto Stock Exchange under the symbol, PEZ. Coincident with this change, the Company's shares have been delisted from the TSX Venture Exchange.

Pediment is a Vancouver based exploration company that is focused on advancing gold projects in north western Mexico through exploration and resource definition. Pediment is well funded with CAD$16 million of working capital and no debt. For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as an offer to buy or sell securities.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

March 2, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Gold Corp. -- SEC File No. 000-52509</u>
(Registrant)

Date: <u>March 4, 2009</u>   By <u>/s/ Gary Freeman   </u>
                                    Gary Freeman, President/CEO/Director